Exhibit (a)(1)(L)

WARD, KEENAN & BARRETT, P.C.

Gerald Barrett, SBN 5855

3838 N. Central Avenue, Suite 1720

Phoenix, Arizona 85012

Telephone: (602) 279-1717

Facsimile: (602) 279-8908

gbarrett@wardkeenanbarrett.com

RIGRODSKY & LONG, P.A.

Brian D. Long

Gina M. Serra

2 Righter Parkway, Suite 120

Wilmington, DE 19803

Telephone: (302) 295-5310

Facsimile: (302) 654-7530

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

DISTRICT OF ARIZONA

SUSAN VANA, Individually and On Behalf

of All Others Similarly Situated,

Plaintiff,

            v.

INVENTURE FOODS, INC., TERRY
MCDANIEL, STEVE WEINBERGER,
TIMOTHY COLE, ASHTON D. ASENSIO,
MACON BRYCE EDMONSON, HAROLD
EDWARDS, PAUL J. LAPADAT, JOEL D.
STEWART, UTZ QUALITY FOODS, LLC,

and HERON SUB, INC.,

Case No.: JURY TRIAL DEMANDED CLASS ACTION

Defendants.

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff, by her undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to herself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This action stems from a proposed transaction announced on October 26, 2017 (the “Proposed Transaction”), pursuant to which, Inventure Foods, Inc. (“Inventure” or the “Company”) will be acquired by Utz Quality Foods, LLC.

2. On October 25, 2017, Inventure’s Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger (the “Merger Agreement”) with Utz Quality Foods, LLC (“Parent”) and Heron Sub, Inc. (“Merger Sub,” and together with Parent, “Utz”). Pursuant to the terms of the Merger Agreement, Utz commenced a tender offer, set to expire on December 13, 2017, and shareholders of Inventure will receive $4.00 in cash for each share of Inventure common stock.

3. On November 15, 2017, defendants filed a Solicitation/Recommendation Statement (the “Solicitation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction.

4. The Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading. Accordingly, plaintiff alleges herein that defendants violated Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) in connection with the Solicitation Statement.

JURISDICTION AND VENUE

5. This Court has jurisdiction over the claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(a) and 20(a) of the 1934 Act and Rule 14a-9.

6. This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper under 28 U.S.C. § 1391(b) because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Inventure common stock.

9. Defendant Inventure is a Delaware corporation and maintains its principal executive office at 5415 E. High Street, Suite 350, Phoenix, AZ 85054. Inventure’s common stock is traded on the NasdaqGS under the ticker symbol “SNAK.”

10. Defendant Terry McDaniel (“McDaniel”) served as a director and Chief Executive Officer (“CEO”) of Inventure as of March 31, 2017 according to the Form 10-K filed by the Company with the SEC on March 31, 2017.

11. Defendant Timothy Cole (“Cole”) served as a director and Interim Chairman of the Board of Inventure as of March 31, 2017 according to the Form 10-K filed by the Company with the SEC on March 31, 2017.

12. Defendant Ashton D. Asensio (“Asensio”) served as a director of Inventure as of March 31, 2017 according to the Form 10-K filed by the Company with the SEC on March 31, 2017.

13. Defendant Macon Bryce Edmonson (“Edmonson”) served as a director of Inventure as of March 31, 2017 according to the Form 10-K filed by the Company with the SEC on March 31, 2017.

14. Defendant Harold Edwards (“Edwards”) served as a director of Inventure as of March 31, 2017 according to the Form 10-K filed by the Company with the SEC on March 31, 2017.

15. Defendant Paul J. Lapadat (“Lapadat”) served as a director of Inventure as of March 31, 2017 according to the Form 10-K filed by the Company with the SEC on March 31, 2017.

16. The defendants identified in paragraphs 10 through 15 are collectively referred to herein as the “Individual Defendants.”

17. Defendant Parent is a Delaware limited liability company and a party to the Merger Agreement.

18. Defendant Merger Sub is a Delaware corporation, an indirect, wholly-owned subsidiary of the Parent and a party to the Merger Agreement.

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this action as a class action on behalf of herself and the other public stockholders of Inventure (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

20. This action is properly maintainable as a class action.

21. The Class is so numerous that joinder of all members is impracticable. As of October 25, 2017, there were approximately 19,827,000 shares of Inventure common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

22. Questions of law and fact are common to the Class, including, among others, whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

23. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

24. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

25. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

26. Inventure is a marketer and manufacturer of specialty food brands in “better-for-you” and “indulgent” categories under a variety of company-owned and licensed brand names, including Boulder Canyon Foods™, Jamba®, Seattle’s Best Coffee®, Rader Farms®, TGI Fridays™, Nathan’s Famous®, Vidalia Brands®, Poore Brothers®, Tato Skins®, Willamette Valley Fruit Company™, Fresh Frozen™, Bob’s Texas Style®, and Sin In A Tin™.

27. The Company has manufacturing facilities in Arizona, Indiana, Washington, Oregon and Georgia.

28. On May 11, 2017, Inventure issued a press release wherein it reported its financial results for the first quarter ended April 1, 2017. The Company reported that Snack segment net revenues increased 5.1% to $26.2 million; Boulder Canyon brand net revenues increased 15.3%; Boulder Canyon snack net revenues increased 11.5%; and Snack premium private label net revenues increased 22.8%. Additionally, gross profit as a percentage of net revenues increased 100 basis points to 17.2%. With respect to the results, Individual Defendant McDaniel commented:

We are pleased with the progress we made during the first quarter across key operational and financial areas of our business[.] We made two important steps forward with the strong frozen segment gross margin expansion and our snack segment returned to growth driven by the strength of our Boulder Canyon brand and our better-for-you premium private label product offering. As we progress through the year, we are intently focused on the execution of our strategic initiatives across the snack and frozen segments to generate increased sales and profitability.

29. On August 9, 2017, Inventure issued a press release wherein it reported its financial results for the second quarter and six months ended July 1, 2017. The Company reported that Snack segment net revenues increased 11.6% to $30.7 million; Boulder Canyon brand net revenues increased 11.2%; Boulder Canyon snack net revenues increased 9.4%; and Snack private label net revenues increased 34.5%. Additionally, Snack segment gross profit as a percentage of net revenues increased 150 basis points to 21.2%; and Frozen segment gross profit as a percentage of net revenues increased 330 basis points to 17.4%. With respect to the results, Individual Defendant McDaniel commented:

Our second quarter financial results reflect another sequential quarterly improvement in our operating and financial results and we are pleased with our continued progress[.] The second quarter benefited from positive demand for our snack products as evidenced by the strength of the Boulder Canyon brand and premium private label sales growth, as well as an increase in both our snack and frozen segment gross profit margin as compared to the prior year.

30. Nevertheless, on October 25, 2017, the Board caused the Company to enter into the Merger Agreement, pursuant to which the Company will be acquired by Utz.

31. Pursuant to the terms of the Merger Agreement, shareholders of Inventure will receive $4.00 in cash for each share of Inventure common stock.

32. The Merger Agreement contains a “no solicitation” provision that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 7.3(a) of the Merger Agreement provides:

Except as expressly permitted by this Section 7.3, the Company shall, and shall cause each of its Affiliates and its and their respective officers, directors, employees, agents, financial advisors, investment bankers, tax advisors, attorneys, consultants, accountants and other representatives (collectively, “Representatives”): (i) to immediately cease and cause to be terminated any and all solicitation, encouragement, discussions or negotiations with any persons or group of persons (other than Parent and its Affiliates) that may be ongoing with respect to a Company Takeover Proposal and (ii) not to, directly or indirectly, (A) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or discussions regarding, or the making of any proposal or offer that constitutes or could reasonably be expected to lead to, a Company Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish any information in connection with, or afford access to the assets, business, properties, books or records of the Company or any of its Subsidiaries, to any other person for the purpose of soliciting, initiating, knowingly encouraging or knowingly facilitating, a Company Takeover Proposal (other than (x) solely in response to an unsolicited inquiry, to inform the inquiring person that the Company is bound by the non-solicitation provisions set forth in this Section 7.3 and to limit its communication exclusively to such response, or (y) upon receipt of a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from a breach of this Section 7.3, solely to the extent necessary to ascertain facts or clarify terms with respect to a Company Takeover Proposal for the Company Board of Directors to be able to have sufficient information to make the determination described in Section 7.3(c)), or (C) approve, adopt, recommend or enter into, or propose to approve, adopt, recommend or enter into, any letter of intent, term sheet or similar document, Contract or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Takeover Proposal. The Company shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any confidentiality obligations with respect to a Company Takeover Proposal or similar matter or any standstill provision in any agreement to which the Company or any of its Affiliates is a party, in each case, unless the Company Board of Directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that the failure to do so would violate its fiduciary duties under applicable Law.

33. Additionally, the Company must promptly advise Utz of any proposals or inquiries received from other parties. Section 7.3(d) of the Merger Agreement states:

Without limiting the foregoing, the Company shall as promptly as practicable (and in no event later than within one (1) Business Day after the Company’s receipt or it has knowledge of the receipt by any of its Representatives) notify Parent in writing in the event that the Company or any of its Representatives receives a Company Takeover Proposal or a request for information relating to the Company or its Subsidiaries that constitutes or would reasonably be expected to result in or that contemplates a Company Takeover Proposal, including the identity of the person making the Company Takeover Proposal and the material terms and conditions thereof (including an unredacted copy of such Company Takeover Proposal or, where such Company Takeover Proposal is not in writing, a description of the terms and conditions thereof). The Company shall keep Parent reasonably informed, on a reasonably current basis, as to the status of (including any developments, discussions or negotiations) such Company Takeover Proposal (including by as promptly as practicable (and in no event later than one (1) Business Day after the Company’s receipt or it has knowledge of the receipt by any of its Representatives) providing to Parent copies of any correspondence, proposals, indications of interest or draft agreements relating to such Company Takeover Proposal). The Company shall provide Parent with at least one (1) Business Day’s prior notice of any meeting of the Company Board of Directors (or such lesser notice as is provided to the members of the Company Board of Directors) at which the Company Board of Directors is reasonably expected to consider any Company Takeover Proposal. The Company agrees that it and its Affiliates will not enter into any agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 7.3(d).

34. Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to change its recommendation of the Proposed Transaction under extremely limited circumstances, and grants Utz a “matching right”

with respect to any “Superior Proposal” made to the Company. Section 7.3(f) of the Merger Agreement provides:

Notwithstanding anything to the contrary contained in this Agreement, after the date of this Agreement and prior to the Offer Closing, but not after, the Company Board of Directors may, with respect to a bona fide, unsolicited Company Takeover Proposal that did not result from a breach of this Section 7.3, make an Adverse Recommendation Change or cause the Company to terminate this Agreement in accordance with Section 9.1(f) in order to enter into a definitive agreement relating to such Company Takeover Proposal if and only if, prior to taking either such action, (i) the Company has complied with its obligations under this Section 7.3, and (ii) the Company Board of Directors has determined in good faith, after consultation with its independent financial advisor and outside legal counsel, that such Company Takeover Proposal constitutes a Company Superior Proposal; provided, that prior to making such Adverse Recommendation Change or effecting such termination, (A) the Company has given Parent at least four (4) Business Days’ prior notice of its intention to take such action, specifying the reasons therefor, including the terms and conditions of, and the identity of the person making, any such Company Superior Proposal and has contemporaneously provided to Parent a copy of the Company Superior Proposal, a copy of any proposed Company Acquisition Agreements and a copy of any financing commitments relating thereto (or, in each case, if not provided in writing to the Company, a written summary of the terms and conditions thereof), (B) if requested by Parent, the Company shall have negotiated in good faith with Parent and its Representatives during such notice period to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (C) following the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed by Parent, and shall have determined, after consultation with its independent financial advisor and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal if the revisions proposed by Parent were to be given effect and (D) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (C) of this proviso shall commence (except that the four (4) Business Day notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (x) three (3) Business Days and (y) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)) during which time the Company shall be required to comply with the requirements of this Section 7.3(f) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso. Notwithstanding anything to the contrary contained in this Agreement, neither the Company nor any of its Subsidiaries shall enter into any Company Acquisition Agreement unless this Agreement has been terminated in accordance with its terms.

35. The Merger Agreement also provides for a “termination fee” payable by the Company to Utz if the Individual Defendants cause the Company to terminate the Merger Agreement.

36. By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

37. The consideration to be provided to plaintiff and the Class in the Proposed Transaction appears inadequate.

38. Among other things, the intrinsic value of the Company is materially in excess of the amount offered in the Proposed Transaction.

39. The Company’s stock traded as high as $10.11 as recently as December 12, 2016.

40. Accordingly, the Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings.

The Solicitation Statement Omits Material Information, Rendering It False and Misleading

41. Defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction.

42. The Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading.

43. First, the Solicitation Statement omits material information regarding the Company’s financial projections and the analyses performed by the Company’s financial advisor, Rothschild Inc. (“Rothschild”).

44. With respect to Inventure’s financial projections, the Solicitation Statement fails to disclose: (i) unlevered free cash flow and the constituent line items; (ii) the line items used to calculate adjusted EBITDA; and (iii) a reconciliation of all non-GAAP to GAAP metrics.

45. With respect to Rothschild’s Illustrative Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) the standalone, unlevered, after-tax free cash flows used in the analysis; (ii) the range of estimated terminal values for the Company; (iii) the inputs and assumptions underlying the discount rate range of 13.5% to 15.5%; (iv) the inputs and assumptions underlying range of last-twelve-month period terminal multiples; (v) the Company’s net debt; and (vi) the number of fully-diluted outstanding Company shares.

46. With respect to Rothschild’s Selected Public Company Analysis, the Solicitation Statement fails to disclose the individual multiples and financial metrics for the companies Rothschild observed in the analysis.

47. With respect to Rothschild’s Selected Precedent Transactions Analysis, the Solicitation Statement fails to disclose the individual multiples and financial metrics for the transactions Rothschild observed in the analysis.

48. Additionally, with respect to FTI’s (defined below) “Liquidation Forecasts,” the Solicitation Statement fails to disclose the projections of: (i) timing of a transaction or liquidation; (ii) results of operations for the fourth quarter of 2017; (iii) additional customer chargebacks and allowances; (iv) net liquidation value of inventory; (v) liquidation value of trade and other receivables; (vi) net liquidation value of assets of discontinued operations; (vii) liquidation value of other current assets; (viii) liquidation value of fixed assets; (ix) current and non-current liabilities; (x) liquidation value of trademarks and other intangibles; (xi) settlement payments to terminate the Company’s real estate lease obligations; (xii) settlement payments to terminate the Company’s obligations under its employment agreements; (xiii) settlement payments to terminate the Company’s production orders and letters of credit; (xiv) settlement payments to terminate the Company’s obligations under its vendor contracts; and (xv) legal, tax, accounting, and related costs.

49. The disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion. Moreover, when a banker’s endorsement of the fairness of a transaction is touted to stockholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

50. The omission of this material information renders the Solicitation Statement false and misleading, including, inter alia, the following section of the Solicitation Statement: “The Solicitation or Recommendation.”

51. Second, the Solicitation Statement fails to disclose whether any nondisclosure agreements executed by Inventure and the prospective bidders contained “don’t ask, don’t waive” provisions that are or were preventing those counterparties from submitting superior offers to acquire the Company.

52. Without this information, stockholders may have the mistaken belief that, if these potentially interested parties wished to come forward with a superior offer, they are or were permitted to do so, when in fact they are or were contractually prohibited from doing so.

53. The omission of this material information renders the Solicitation Statement false and misleading, including, inter alia, the following section of the Solicitation Statement: “The Solicitation or Recommendation.”

54. Third, the Solicitation Statement omits material information regarding potential conflicts of interest of the Company’s officers and directors.

55. Specifically, the Solicitation Statement fails to disclose the timing and nature of all communications regarding the future employment and directorship of Inventure’s officers and directors, including who participated in all such communications, as well as the timing and nature of all communications regarding the retention of Steve

Weinberger, the Company’s Chief Financial Officer, as a consultant following the close of the merger.

56. Communications regarding post-transaction employment during the negotiation of the underlying transaction must be disclosed to stockholders. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

57. The omission of this material information renders the Solicitation Statement false and misleading, including, inter alia, the following section of the Solicitation Statement: “The Solicitation or Recommendation.”

58. Fourth, the Solicitation Statement omits material information regarding the engagement of CDG Group, LLC (now FTI Consulting, Inc.) (“FTI”), a second advisor Inventure retained in connection with the Company’s strategic review process.

59. The Solicitation Statement fails to disclose the past services FTI has performed for Inventure, Utz, and their affiliates, as well as the amount of compensation received for such services.

60. Full disclosure of all potential conflicts is required due to the central role played by investment advisors in the evaluation, exploration, selection, and implementation of strategic alternatives.

61. The omission of this material information renders the Solicitation Statement false and misleading, including, inter alia, the following section of the Solicitation Statement: “The Solicitation or Recommendation.”

62. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to Inventure’s stockholders.

COUNT I

Claim for Violation of Section 14(a) of the 1934 Act and Rule 14a-9 Promulgated

Thereunder Against the Individual Defendants and Inventure

63. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

64. Section 14(e) of the 1934 Act states, in relevant part, that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . in connection with any tender offer or request or invitation for tenders[.]

65. Defendants disseminated the misleading Solicitation Statement, which contained statements that, in violation of Section 14(e) of the 1934 Act, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not misleading.

66. The Solicitation Statement was prepared, reviewed, and/or disseminated by defendants.

67. The Solicitation Statement misrepresented and/or omitted material facts in connection with the Proposed Transaction as set forth above.

68. By virtue of their positions within the Company and/or roles in the process and the preparation of the Solicitation Statement, defendants were aware of this information and their duty to disclose this information in the Solicitation Statement.

69. The omissions in the Solicitation Statement are material in that a reasonable shareholder will consider them important in deciding whether to tender their shares in connection with the Proposed Transaction. In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available.

70. Defendants knowingly or with deliberate recklessness omitted the material information identified above in the Solicitation Statement, causing statements therein to be materially incomplete and misleading.

71. By reason of the foregoing, defendants violated Section 14(e) of the 1934 Act.

72. Because of the false and misleading statements in the Solicitation Statement, plaintiff and the Class are threatened with irreparable harm.

73. Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Claim for Violation of 14(d) of the 1934 Act Against Defendants)

74. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

75. Section 14(d)(4) of the 1934 Act states:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

76. Rule 14d-9(d) states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d- 101) or a fair and adequate summary thereof[.]

Item 8 requires that directors must “furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.”

77. The Solicitation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits the material facts set forth above, which renders the Solicitation Statement false and/or misleading.

78. Defendants knowingly or with deliberate recklessness omitted the material information set forth above, causing statements therein to be materially incomplete and misleading.

79. The omissions in the Solicitation Statement are material to plaintiff and the Class, and they will be deprived of their entitlement to make a fully informed decision with respect to the Proposed Transaction if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

80. Plaintiff and the Class have no adequate remedy at law.

COUNT III

(Claim for Violation of Section 20(a) of the 1934 Act

Against the Individual Defendants and Utz)

81. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

82. The Individual Defendants and Utz acted as controlling persons of Inventure within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of Inventure and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

83. Each of the Individual Defendants and Utz was provided with or had unlimited access to copies of the Solicitation Statement alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

84. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Solicitation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed

Transaction. They were thus directly connected with and involved in the making of the Solicitation Statement.

85. Utz also had direct supervisory control over the composition of the Solicitation Statement and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the Solicitation Statement.

86. By virtue of the foregoing, the Individual Defendants and Utz violated Section 20(a) of the 1934 Act.

87. As set forth above, the Individual Defendants and Utz had the ability to exercise control over and did control a person or persons who have each violated Section 14(e) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act.

88. As a direct and proximate result of defendants’ conduct, plaintiff and the Class are threatened with irreparable harm.

89. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C. Directing the Individual Defendants to disseminate a Solicitation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D. Declaring that defendants violated Sections 14(a) and/or 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff respectfully requests a trial by jury on all issues so triable.

Dated: November 22, 2017	s/
OF COUNSEL: RIGRODSKY & LONG, P.A. 2 Righter Parkway, Suite 120 Wilmington, DE 19803 (302) 295-5310	Gerald Barrett, SBN 5855 WARD, KEENAN & BARRETT, P.C. 3838 N. Central Avenue, Suite 1720 Phoenix, Arizona 85012 Telephone: (602) 279-1717 Facsimile: (602) 279-8908 (fax) gbarrett@wardkeenanbarrett.com

RM LAW, P.C.	Attorneys for Plaintiff
1055 Westlakes Drive, Suite 3112 Berwyn, PA 19312 (484) 324-6800